EXHIBIT 99.1

For Immediate Release, May 19, 2012

Canadian Pacific comments on TCRC issuing a 72-Hour Strike Notice

Calgary (AB) - Canadian Pacific (TSX:CP)(NYSE:CP) today announced it has received 72-hour strike notice from the Teamsters Canada Rail Conference (TCRC), which represents 4,800 engineers, conductors and rail traffic controllers in Canada.

While the parties continue to meet with the assistance of the Federal mediator and conciliator service, the 72-hour notice issued by the union means a work stoppage can occur as early as 0001 on May 23, 2012.

In the event there is a work stoppage, CP will proceed with a safe and structured shut down of its train operations in Canada.

“CP believes the offer it has presented the union is fair and reasonable. We are willing to enter into binding arbitration or negotiation period extensions should an agreement not be reached at this stage,” said Executive Vice President and Chief Operations Officer Mike Franczak. “This would ensure the continued operations of freight and commuter trains on CP’s Canadian Network for the benefit of our customers, communities we serve and the economy at large. Any extension to the bargaining process requires consent of the union or action of the federal government.”

CP, which contributed approximately $1.9 billion of solvency deficit contributions to its pension plan over the past three years, requires changes to legacy pension and post-retirement benefits to make them industry-comparable. Among the range of proposed amendments, some of the options provide guaranteed pension payment that is a multiple of average Canadian industrial pension payment and exceeds what this union has already agreed to for the majority of its members at another major Canadian railway.

“The offer on pension aligns with the industry and allows the railway to remain competitive as we invest in strategic infrastructure upgrades along our network,” said Franczak.

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Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, proposed investments, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties. Forward-looking statements are not guarantees of future performance. Factors that could affect forward-looking information include, but are not limited to: changes in business strategies; general North American and global economic, credit and business conditions; inflation; currency and interest rate fluctuations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; actions by regulators; potential increases in maintenance and operating costs; uncertainties of litigation; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; technological changes; and various events that could disrupt operations, including severe weather conditions, flooding, earthquakes, labour disputes, risks and liabilities arising from derailments as well as security threats and governmental response to them. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F for a summary of major risks.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

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For further information:
Contacts:
Media
Ed Greenberg
Tel:612-849-4717
24/7 Media Pager: 855-242-3674
Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel: 403-319-3591
investor@cpr.ca